Maurice Blanco maurice.blanco@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

March 14, 2024

Re:	Auna S.A.
Amendment No. 3 to Registration Statement on Form F-1
Filed March 14, 2024
File No. 333-276435

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jessica Ansart
Katherine Bagley

Dear Ms. Ansart and Ms. Bagley:

On behalf of our client, Auna S.A. (the “Company”), we have submitted a revised Registration Statement on Form F-1 (the “Registration Statement”). The revised Registration Statement includes pricing-related information and also contains certain additional updates and revisions.

Further, we respectfully note that, as discussed, the Company is hoping, subject to market conditions, to become effective on or about March 21. We greatly appreciate the Staff’s assistance in light of this timing.

* * *

Please do not hesitate to contact me at 212-450-4086 or maurice.blanco@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely,

/s/ Maurice Blanco

Maurice Blanco

cc:	Gisele Remy, Chief Financial Officer
Auna S.A.